[redacted]

08028117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 53308

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SFL Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond E. Dunn — 212-750-0890
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baharestani Ziegler & Ritt LLP
(Name - if *individual, state last, first, middle name*)

30 East 33rd Street, 4th floor	New York	NY	
(Address)	(city)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
102

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond E. Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFL Securities, LLC, as of December 31 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Raymond E Dunn

Signature

General Securities Principal

Title

Notary Public

ESPERANZA PAREDES
Notary Public, State of New York
No. 01PA4959307
Qualified in Queens County
Commission Expires August 27, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SFL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

SFL SECURITIES, LLC
FINANCIAL REPORT
DECEMBER 31, 2007

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL REPORTS

BAHARESTANI ZIEGLER & RITT LLP
Certified Public Accountants ▪ Business Advisors

To the Member of
SFL Securities, LLC

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of SFL Securities, LLC as of December 31, 2007 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFL Securities, LLC as of December 31, 2007, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Baharestani Ziegler & Ritt LLP

New York, NY
February 12, 2008

30 East 33rd Street ▪ Fourth Floor ▪ New York, NY 10016 ▪ Phone 212.686.1400 ▪ Fax 212.686.5148 ▪ www.bzrllp.com

SFL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2007

Assets

Cash and Cash Equivalents	$ 6,145	
U.S. Treasury Note	14,201	
Accrued Interest	212	
Total Assets		$ 20,558

Liabilities and Member's Equity

Accounts Payable	$ 4,500	
Total Liabilities		$ 4,500

Member's Equity

Member's Equity		16,058
Total Liabilities and Member's Equity		$ 20,558

The Accompanying Notes to Financial Statements are an Integral Part of these Statements

SFL SECURITIES, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

INCOME	
Gain on Securities	$ 916
Interest and Dividends	1,040
Other Income	54,965
TOTAL INCOME	**56,921**
EXPENSES	
Professional Fees	27,319
Regulatory Fees and Expenses	948
Other Expenses	643
TOTAL EXPENSES	28,910
Net Income for the Year	**$ 28,011**

The Accompanying Notes to Financial Statements are an Integral Part of these Statements

SFL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Member's Equity - Beginning of Year	$ 14,047
Capital Distributions	(26,000)
Net Income for the Year	28,011
Member's Equity – End of Year	$ 16,058

The Accompanying Notes to Financial Statements are an Integral Part of these Statements

SFL SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from operating activities:

Net Income from Operations	$ 28,011	
Changes in operating assets and liabilities:		
Increase in securities owned	(917)	
Increase in Accrued Interest	(212)	
Increase in Accounts Payable	4,500	
Net Cash Provided by Operating Activities		$ 31,382

Cash Flows from financing activities:

Capital Distributions		(26,000)
Net Increase in Cash		5,382
Cash, Beginning of Year		763
Cash, End of Year		$ 6,145

The Accompanying Notes to Financial Statements are an Integral Part of these Statements

SFL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. Organization and Nature of Business

SFL Securities, LLC (the "Company") is a single member limited liability company owned by SFL Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a broker-dealer engaged in working with clients to arrange debt and equity private placements.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of SFL Securities, LLC is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Income Taxes: The Company, as a single member limited liability company, does not record a provision for income tax purposes because instead the member includes the Company's results on its tax return.

Use of Estimates

The accompanying financial statements are prepared in conformity with generally accepted accounting principles, which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Equivalents

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less that are not held for sale in the ordinary course of business. Included in cash and equivalents is $6,187 of shares in a money market fund.

3. Related Party Transactions

Substantially all of the Company's operating expenses such as overhead costs to date have been provided by its member and accordingly are not reflected in these financial statements.

4. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) and therefore is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

5. Net Capital Requirements

The Company is a member of the Financial Industry Regulatory Authority and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $15,367, which was approximately $10,367 in excess of its minimum requirement.

6. Special Payment from FINRA

Included in other income on the statement of income is a non-recurring payment of $35,000 received in connection with the merger of the regulatory functions of the New York Stock Exchange and the National Association of Securities Dealers.

SFL SECURITIES, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL

Member's Equity	$ 16,058
Haircuts	(691)
Net Capital	15,367
Minimum Requirement	5,000
Excess Net Capital	10,367
Aggregate Indebtedness	4500
Percentage of Aggregate Indebtedness to Net Capital	29%
6-2/3% of Aggregate Indebtedness	$300

There are no material differences between the net capital reflected above and the net capital reported in the Company's FOCUS Report Part IIA filed as of December 31, 2007.

The Accompanying Notes to Financial Statements are an Integral Part of these Statements

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
SFL Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of SFL Securities, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-2(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combinations of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in my study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of SFL Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baharestan Ziegler & Pitt LLP

New York, NY
February 12, 2008

END